Form N-SAR

Sub-Item 77Q1(b)

Text of Proposals Described in Sub-Item 77D

Janus Adaptive Global Allocation Fund

2-34393, 811-1879

Janus Adaptive Global Allocation Fund

The following paragraph is added after the fifth paragraph in the “Principal Investment Strategies” section:

The Fund may enter into short sales for hedging purposes, to increase or decrease the Fund’s credit exposure, or to manage the Fund’s risk profile. The Fund may implement short positions through derivatives such as options, swaps, forwards, and futures contracts.